UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CareView Communications, Inc.

(NAME OF ISSUER)

Common Stock

(TITLE OF CLASS OF SECURITIES)

141743104

(CUSIP NUMBER)

10/31/2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON BTIG, LLC Condor Trading LP S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 00-000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

	5	SOLE VOTING POWER
NUMBER OF
SHARES	6	SHARED VOTING POWER 17,306,504
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON WITH:	8	SHARED DISPOSITIVE POWER 17,306,504

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,306,504
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.416%
12	TYPE OF REPORTING PERSON (see instructions) BD

Item 1(a).	Name of Issuer:

CareView Communications, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

405 State Highway 121

Suite B-240

Lewisville, TX 75067

Item 2(a).	Name of Person(s) Filing:

BTIG, LLC

Condor Trading LP

Item 2(b).	Address of Principal Business Office or; if none, residence:

600 Montgomery Street, 6th Floor

San Francisco, CA 94111

Item 2(c).	Citizenship:

Maryland

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

141743104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[X] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

17,306,504

(b)	Percent of Class __12.416%

(c)	Number of shares as to which such person has: 17,306,504

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote
17,306,504
(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of
17,306,504

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: 11/2/2016

BY:	/s/ Scott Kovalik